UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2003
Commission File Number: 1-12838

BEMA GOLD CORPORATION
(Translation of registrant’s name into English)

Suite 3100, 595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐                         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                       No    ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SUBMITTED HEREWITH

1)	Material Change Report dated July 2, 2003
2)	Material Change Report dated July 7, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Dated:	July 17, 2003	By:	/s/ “Roger Richer”_______

Roger Richer
Vice President, Administration, General
Counsel, Secretary

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(I NDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Corporation”)
Suite 3100, Three Bentall Centre
595 Burrard Street Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change July 2, 2003
Item 3:

Press Release

The Press Release was disseminated on July 2, 2003 to The Toronto Stock Exchange and the American Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

During May, 2003, an exploration drill program was started at the Corporation’s Kupol gold and silver project (“Kupol” or “Property”) in northeastern Russia. On July 2, 2003, Bema announced the first drill results from Kupol. A total of 43 holes, totaling 5630 metres, have been drilled on the Property to date. Forty-two of the drill holes intersected the previously outlined mineralized epithermal vein system, which now extends over two kilometres of strike length and to a depth of at least 250 metres. The mineralized system remains open along strike to the north and south, and to depth.

Item 5:

Full Description of Material Change

On December 18, 2002, Bema announced that it had completed the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in Kupol. The Corporation can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying US$8 million cash (paid in December, 2002) and expending a minimum of US$5 million on exploration on the Kupol property by December, 2003; (ii) a further 10% interest by paying US$12.5 million in cash within twelve months of the initial payment; (iii) an additional 10% interest by paying US$10 million in cash within 24 months of the initial payment and expending an additional US$5 million on exploration by December, 2004; and (iv) the final 35% interest by completing a bankable feasibility study and by paying US$5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Upon commencement of mine construction, the Corporation must pay a further US$5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study.

During May, 2003, the Corporation commenced an exploration drill program at Kupol. On July 2, 2003, Bema announced the first drill results from Kupol. A total of 43 holes, totaling 5,630 metres, have been drilled on the Property to date. Forty-two of the drill holes have intersected the previously outlined mineralized epithermal vein system, which now extends over two kilometres of strike length and to a depth of at least 250 metres. The system remains open along strike to the north and south, and to depth.

Assay results have been received for the first 16 holes which have been drilled along 1,600 metres of strike length and to varying depths with the deepest holes being approximately 250 metres.

Detailed assay results are summarized below.

Hole #	Interval (metres)	Length (metres)	Gold Grade g/t	Silver Grade g/t

KP03-01 Includes	6.20 - 15.70 7.50 - 11.35	9.50 3.85	23.45 50.98	184.24 405.92
KP03-02 Includes	10.70 - 18.40 10.70 - 15.30	7.70 4.60	27.04 39.92	580.54 912.26
KP03-03 Includes	152.00 - 167.10 158.60 - 163.75	15.10 5.15	14.73 27.05	180.44 343.44
KP03-04 Includes	148.3 - 178.20 162.60 - 175.70	29.90 13.10	27.97 56.99	220.9 445.24
KP03-05 Includes	173.55 - 186.00 176.90 - 183.20	12.45 6.30	20.85 35.05	318.99 595.69
KP03-06 Includes	230.60 - 243.45 238.00 - 241.00	12.85 3.00	36.43 87.69	370.67 709.53
KP03-07 Includes	14.90 - 30.40 21.30 - 27.40	15.50 6.10	43.76 61.17	441.18 496.80
KP03-08	308.4 - 313.0	4.60	14.07	111.37
KP03-09 Includes	102.50 - 120.80 113.0 - 117.00	18.30 4.00	65.05 143.75	1021.27 1984.13
KP03-10	23.10 - 24.10	1.00	5.50	29.40
KP03-11 Includes	148.90 - 172.70 157.40 -164.20	23.80 6.80	27.04 50.87	426.49 1063.14
KP03-12	14.20 - 21.00	6.80	25.72	344.71
KP03-13	41.90 - 43.75	1.85	8.51	62.09
KP03-14	111.85 - 114.65	2.8	3.51	37.98
KP03-15	26.45 - 37.60	11.15	36.67	268.11
KP03-16	23.80 - 31.80	8.00	18.08	65.36

These results have confirmed the high grade trenching and drilling results from earlier Russian exploration, and have significantly increased the strike length and depth of the mineralized vein system beyond the area of the previous drilling. The previous exploration drilling within the mineralized vein system consisted of 20 diamond drill holes totaling approximately 2,500 metres along 400 metres of strike length to an average depth of 100 metres.

The following table shows the location of the drill holes:

Hole ID	x	y	Elevation	Length	Section	Azimuth	Dip
KP03-001	29436362.6	7411833.91	645.3	34.97	1825N	270	-55
KP03-002	29436355.56	7412597.61	654.35	37.82	2600N	270	-55
KP03-003	29436488.52	7411889.59	648.87	178.61	1900N	270	-53
KP03-004	29436480.77	7411989.23	655.21	184.82	2000N	270	-59
KP03-005	29436488.52	7411889.59	648.87	285.93	1890N	270	-67
KP03-006	29436549.44	7411990.17	652.37	273.21	2000N	270	-55
KP03-007	29436350.4	7411683.46	611.28	72.54	1685N	270	-53
KP03-008	29436550.05	7411990.17	652.37	370.33	2000N	270	-69
KP03-009	29436403.86	7411682.16	609.2	196.8	1675N	270	-55
KP03-010	29436252.05	7411265.85	559.04	50.8	1275N	270	-55
KP03-011	29436404.44	7411682.16	609.2	132.6	1675N	270	-69
KP03-012	29436317.71	7412920.75	631.78	49	2900N	270	-55
KP03-013	29436201.25	7411300.08	574.01	67	1300N	270	-55
KP03-014	29436478.92	7412277.39	653.11	160.63	2275N	267	-55
KP03-015	29436363.86	7411744.11	623.03	62.48	1735N	270	-55
KP03-016	29436303	7411450	578	102.8	1450N	280	-55

Bema has installed an on site sample preparation and fire assay laboratory due to the project's remote location. The lab is managed by an experienced Russian fire assayer and overseen by an independent consultant. Bema has retained an independent consultant to ensure the lab is operated to the level of North American standards and that a comprehensive quality control program is run by the lab. The Kupol lab is operated as an independent lab and no Bema personnel are permitted unsupervised access. Drill samples have been prepared on site under the supervision of the independent North American consultant and reviewed on site by its representative who visited the site during lab start-up. Samples are crushed in two passes within a jaw crusher to 80% passing 2 mm. Approximately 1,000 grams are split off the coarse crush and pulverized to 95% passing 150 mesh. A 200 gram pulverized sample is split and packaged for the analytical lab.

Due to initial problems with the fire assay furnace on site, samples from the first 16 drill holes were assayed at the Corporation’s Julietta Mine site laboratory. In addition duplicate pulp samples from the first 5 holes are being asssayed in Vancouver by an independent assay lab. All results released were validated by the Company’s Quality Control Program (“QC”) which has been designed in concert with Bema’s independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration for Bema, is the Qualified Person for this exploration project.

Drilling is ongoing at Kupol with two Canadian and two Russian drill rigs. A total of 26,000 metres of drilling is budgeted in the 2003 exploration program and further assay results will be released as available.

Item 6:

Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer The foregoing accurately discloses the material changes referred to herein. DATED at Vancouver, British Columbia, this 11th day of July, 2003.

/s/ “Roger Richer”_________ Roger Richer, Vice-President, Administration General Counsel and Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(I NDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Corporation”)
Suite 3100, Three Bentall Centre
595 Burrard Street Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change July 7, 2003
Item 3:

Press Release

The Press Release was disseminated on July 7, 2003 to The Toronto Stock Exchange and the American Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (“Bema”) is pleased to announce that it has arranged a non- brokered flow through private placement. Subject to regulatory approval, Bema will issue 2,272,728 flow through shares at a price of Cdn$2.20 per share for gross proceeds of Cdn$5 million. Proceeds from this financing will be used for exploration at the Monument Bay gold property in northeastern Manitoba.

Item 5:

Full Description of Material Change

Bema Gold Corporation (“Bema”) is pleased to announce that it has arranged a non- brokered flow through private placement. Subject to regulatory approval, Bema will issue 2,272,728 flow through shares at a price of Cdn$2.20 per share for gross proceeds of Cdn$5 million. Proceeds from this financing will be used for exploration at the high-grade Monument Bay gold property.

As previously announced, the Company entered into an option agreement with Wolfden Resources Inc. (“Wolfden”) on March 27, 2002 to acquire up to a 70% interest in the Monument Bay property, located in northeastern Manitoba, Canada. The Company can acquire its interest in two stages. The initial 51% interest can be earned by spending Cdn$3 million by December 31, 2005 and making annual payments of Cdn$50,000. The remaining 19% interest can be earned by spending an additional Cdn$3 million and making payments totalling Cdn$150,000, at the option of the Company in cash or by the issuance of Common Shares. Bema has fulfilled its obligations under the option agreement to earn a 51% in the property and has notified Wolfden that it is exercising its option to spend an additional Cdn$3 million to earn an additional 19% interest in the property.

The summer 2003 program commenced in mid June and will consist of a minimum of 10,000 metres of drilling in order to further increase the resource at Monument Bay (as announced on May 21, 2003).

Item 6:

Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information Not applicable
Item 8:

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer The foregoing accurately discloses the material changes referred to herein. DATED at Vancouver, British Columbia, this 17th day of July, 2003.

/s/ “Roger Richer”_________ Roger Richer, Vice-President, Administration General Counsel and Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.

ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]